Exhibit 99.9
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Annual Report on Form 40-F of Glass House Brands Inc. of our report dated March 24, 2026, relating to the consolidated financial statements for the year ended December 31, 2025 of Glass House Brands Inc. We also consent to the reference to us under the heading “Experts” in Exhibit 99.3 of such Annual Report.
/s/ Macias Gini & O’Connell LLP
Irvine, California
March 24, 2026